Exhibit 99.1

News Release

January 17, 2022

Turquoise Hill announces fourth quarter 2021 production, 2022 operational and financial guidance and provides Oyu Tolgoi mine and corporate update

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced fourth quarter 2021 production, 2022 operational and financial guidance, and provided an Oyu Tolgoi LLC (“Oyu Tolgoi” or “OT”) mine and corporate update.

Highlights

•	Full year copper production of 163 thousand tonnes vs guidance range of 150 – 180 thousand tonnes
•	Full year gold production of 468 thousand ounces vs guidance range of 400 – 480 thousand ounces
•	Full year mill throughput, including over 1 million tonnes of underground development material, of 39.1 million tonnes was slightly lower than 2020 due to the processing of harder ore
•	Oyu Tolgoi open pit and underground workforce posted an All Injury Frequency Rate of 0.14

Despite challenges dealing with COVID-19 impacts to workforce numbers and productivity, 2021 production of both copper and gold were within the revised full year metal guidance. Work on the underground project continued during Q4’21, and all technical criteria for commencement of the undercut are complete. Discussions with stakeholders and the Government of Mongolia progressed well during Q4’21.

2022 Guidance

Oyu Tolgoi is expected to produce 110 to 150 thousand tonnes of copper and 115 to 165 thousand ounces of gold in concentrates in 2022 from processing of open pit and underground development material as well as stockpiles. Gold and copper production is forecast to be lower in 2022 vs 2021 due to stripping of the next cutback and processing lower grade stockpile material.

Operating cash costs1 for 2022 are expected to be $800 million to $875 million.

Capital expenditure for 2022 on a cash-basis is expected to be approximately $170 million to $200 million for open-pit operations and $1.2 billion to $1.4 billion for the underground.

1 Operating cash costs is a non-GAAP (Generally Accepted Accounting Principles) measure (i.e. not defined by International Financial Reporting Standards (IFRS)). It is presented in order to provide investors and other stakeholders with an additional understanding of performance and operations at the Oyu Tolgoi mine and is not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. Please refer to Non-GAAP Measures section of the Company’s Q3 MD&A for further information

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground capital is inclusive of VAT.

2022 C1 cash costs2 are expected to be in the range of positive $1.95 to positive $2.35 per pound of copper produced, which is higher than 2021 due to lower gold production in 2022, as mining transitions to the next phase of open pit development. Unit cost guidance assumes the midpoint of the expected 2022 copper and gold production ranges and a gold commodity price assumption of $1,801 per ounce.

COVID-19

Safety continues to be our first priority and controls remain in place at site to protect our people. Mongolia continued to experience the impact of COVID-19 cases during Q4’21. Although the staffing levels improved from the previous quarter, Oyu Tolgoi’s ability to maintain normal roster changes for workers remained challenged.

COVID-19 restrictions in Q4’21 adversely impacted both open pit operations and underground development, resulting in a further $35 million increase in estimated underground development capital since September 30, 2021. The total cumulative increase to the Definitive Estimate underground development capital cost due to the impacts of COVID-19 through the end of Q4’21 was US$175 million. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions; however, it does not include any impacts arising from associated schedule delays or delayed commitments caused by the Definitive Estimate not yet having received the support of all the directors of the OT Board, as these are still under assessment. The Company will continue to monitor these costs and will update the market as appropriate.

Open Pit Operations and Underground Development

Copper production was 9% higher in 2021 vs 2020, due primarily to an increase in mine grades, despite the challenges to workforce levels relating to COVID-19. 2021 concentrator feed included over a million tonnes of underground development material.

Q4’21 saw improvements in workforce numbers on site and to personnel movement. The underground project progressed well during the quarter with breakthrough of the service decline achieved and caving related development and construction continued. Shaft 4 sinking activities recommenced in October, with advancement now at 148 metres below ground level. Shaft 3 readiness works continue, with sinking commencement expected by the end of Q1’22. As previously disclosed, a delay to the commissioning of Shafts 3 and 4 of 9 months is expected. Material Handling System 1 (“MHS1”) construction is complete and its commissioning is scheduled for completion in the coming weeks. Construction of the first on-footprint truck chute, a key enabler for production, is well advanced and is currently forecast to be completed during February 2022. Completion of both MHS1 and the first on-footprint truck chute is broadly in-line with the Definitive Estimate; an excellent result given the challenging circumstances.

2 C1 cash costs is a non-GAAP (Generally Accepted Accounting Principles) measure (i.e. not defined by International Financial Reporting Standards (IFRS)). It is presented in order to provide investors and other stakeholders with an additional understanding of performance and operations at the Oyu Tolgoi mine and is not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. Please refer to Non-GAAP Measures section of the Company’s Q3 MD&A for further information

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

While all technical undercut readiness activities have been completed, undercut commencement remains delayed pending conclusion of negotiations with the Government of Mongolia. The Company continues to forecast sustainable production for Panel 0 will be achieved in H1’23.

Negotiations with Government of Mongolia

In Q4’21, negotiations between Turquoise Hill, Rio Tinto and various Mongolian governmental bodies continued to progress towards resolution of those outstanding items necessary to enable undercut commencement. All stakeholders remain committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion.

The updated Resources and Reserves (RR19) were approved for registration through the Minerals Council of Mongolia in Q4’21 and the updated Mongolian Statutory Study (“MSS20”)3 4 was submitted for assessment.

On December 30, 2021, the board of directors of Oyu Tolgoi LLC approved the operating program and budget for the 2022 financial year, including over $780 million to cover commitments relating to the Oyu Tolgoi underground project, which will allow continued progression towards undercutting, sustainable production and ramp-up. The implementation of these approvals is subject to OT approving a funding plan and to the availability of appropriate sources of funding.

Further to the joint offer made by Rio Tinto and the Company to the Government of Mongolia (the “Government”), as announced by the Company on December 13, 2021, the Mongolian Parliament passed a resolution (Resolution 103), which aims to reset the parties’ relationship and authorises the Government to take certain measures in connection with the Oyu Tolgoi project, including in relation to restrictions on additional shareholder or third party debt financing at the Oyu Tolgoi level until commencement of sustainable production.

Turquoise Hill remains committed to working with the Government of Mongolia to advance the Oyu Tolgoi project and is in the process of evaluating the impacts of Resolution 103, including on the funding plan for Oyu Tolgoi as well as the financing framework established between the Company and Rio Tinto under the Heads of Agreement dated April 9, 2021 (HOA). Discussions are currently ongoing with the Government of Mongolia and Rio Tinto, and the Company expects to update the market on any revisions in due course. There can be no assurance, however, that the Company will be able to secure an adequate alternative funding plan and arrangements in lieu of the existing HOA, or to amend or restate the HOA on terms that are acceptable to it.

Force Majeure

Oyu Tolgoi concentrate shipment volumes to customers remained challenged during the quarter, and above target inventory levels remained at the end of Q4’21. The challenges were mainly a continuation of the COVID-19 related Mongolia / Chinese border restrictions that resulted in force majeure being declared from March 30, 2021. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

3 Previously referred to as “OTFS20”.

4 MSS20 is neither a “feasibility study” within the meaning of National Instrument 43-101—Standards of Disclosure for Mineral Projects nor as defined under the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Oyu Tolgoi Tax Assessment Counterclaim

In relation to the previously disclosed international tax arbitration proceeding brought by OT against the Government in February 2020, the Government attempted to join the Company as a party to the arbitration. Following a hearing on this issue, the arbitral tribunal has issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2020	1Q 2021	2Q 2021	3Q 2021	4Q 2021	Full Year 2020	Full Year 2021

Open pit material mined (‘000 tonnes)	23,663	22,588	15,829	22,588	23,979	97,694	84,983
Ore treated (‘000 tonnes)	9,594	9,813	9,401	9,336	10,573	40,200	39,124
Average mill head grades:
Copper (%)	0.50	0.56	0.47	0.53	0.46	0.46	0.5
Gold (g/t)	0.41	0.68	0.50	0.63	0.38	0.24	0.54
Silver (g/t)	1.16	1.29	1.19	1.29	1.27	1.18	1.26
Concentrates produced (‘000 tonnes)	190.2	201.9	173.2	191.9	182.7	693.1	749.6
Average concentrate grade (% Cu)	21.9	22.5	21.2	21.9	21.3	21.6	21.7
Production of metals in concentrates:
Copper (‘000 tonnes)	41.6	45.4	36.7	41.9	38.9	149.6	163.0
Gold (‘000 ounces)	88	146	113	131	79	182	468
Silver (‘000 ounces)	231	255	235	249	238	876	977
Concentrate sold (‘000 tonnes)	181.5	186.3	92.6	224.4	165.9	669.6	669.2
Sales of metals in concentrates:
Copper (‘000 tonnes)	37.9	39.0	19.6	46.4	34.4	137.8	139.4
Gold (‘000 ounces)	66	111	73	149	102	150	435
Silver (‘000 ounces)	194	207	106	278	192	760	783
Metal recovery (%)
Copper	85.9	86.3	79.7	83.9	80.1	79.6	82.8
Gold	68.8	72.2	69.3	68.7	59.3	58.6	68.4
Silver	64.3	65.3	62.5	64.1	55.1	56.4	61.6

Technical Information included in this Press Release

Disclosure of information of a scientific or technical nature in this press release in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Ms. Dudley is a “qualified person” as that term is defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the likelihood of the Company being able to achieve, in the near or mid-term, a definitive agreement with the Government of Mongolia and Rio Tinto that would settle various outstanding material matters that are critical to progressing the Oyu Tolgoi project and the corresponding likelihood of the undercut decision being able to be made reasonably shortly thereafter; the ability of Oyu Tolgoi to maintain critical activities in the OT underground mine development project and to sustain work on the development of the OT underground mine with the OT 2022 operating program and budget being conditional to the approval of a funding plan; the approval or non-approval by the Oyu Tolgoi board of any future necessary additional investment and the likely consequences on the timing and overall economic value of the OT project, including slowdown on the underground development and potential further delays to first sustainable production; in the event a definitive agreement with the Government of Mongolia is not entered into in the near term, the ongoing negotiations with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of OT, including with respect to the Definitive Estimate and the potential termination, amendment or replacement of the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, Oyu Tolgoi and an affiliate of Rio Tinto (“IA”) or the Oyu Tolgoi Mine Development and Financing Plan (“UDP”) as well as the willingness of the Government of Mongolia to further engage in meaningful discussions with the Company, Rio Tinto and Oyu Tolgoi; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the implementation and successful execution of the funding plan that is the subject of the HOA between the Company and Rio Tinto, as such agreement may be amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the amount and potential sources of additional funding required therefor, all as contemplated by the HOA, as well as potential delays in the ability of the Company and Oyu Tolgoi to proceed with the funding elements contemplated by the HOA as a result of delays in approving or non-approval of any future necessary additional investment (including by way of debt financing) by the OT Board; the expectations set out in the 2020 Oyu Tolgoi Technical Report (“OTTR20”); the timing and ultimate resolution of certain non-technical undercut criteria; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by Oyu Tolgoi; liquidity, funding sources and funding requirements; the amount of any funding gap to complete the OT project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to raise supplemental senior debt; the timing of studies, announcements and analyses; status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (“SOPP”) and related amendments to the Power Source Framework Agreement (“PSFA”) as well as power purchase agreements and extensions thereto; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID19 pandemic; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the likelihood of the Company being able to achieve, in the near or mid-term, a definitive agreement with the Government of Mongolia and Rio Tinto that would settle various outstanding material matters that are critical to progressing the Oyu Tolgoi project and the corresponding likelihood of the undercut decision being able to be made reasonably shortly thereafter and, more generally, the status and nature of the Company’s relationship and interactions and discussions with the Government of Mongolia on the continued operation and development of the OT project (including with respect to the causes of the increase in costs and schedule extension of the underground development) and Oyu Tolgoi internal governance (including the outcome of any such interactions or discussions); the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; the willingness of third parties to extend existing power arrangements; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of OT; the implementation and successful execution of the funding plan that is the subject of the HOA, as such agreement may be amended and restated, and the amount of any additional future funding gap to complete the OT project as well as the amount and potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi or the Government of Mongolia’s ability to deliver a domestic power source for the OT project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the OT project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the OT project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the likelihood of the Company being able to achieve, in the near or mid-term, a definitive agreement with the Government of Mongolia and Rio Tinto that would settle various outstanding material matters that are critical to progressing the OT project and the corresponding likelihood of the undercut decision being able to be made reasonably shortly thereafter and, more generally, the status and nature of the Company’s ongoing negotiations, relationship and interactions with the Government of Mongolia on the continued operation and development of the OT project (including with respect to the causes of the increase in costs and schedule extension of the underground development) and Oyu Tolgoi internal governance (including the outcome of any such interactions or discussions); the conditions being met to allow for the implementation of the OT 2022 operating program and budget; the approval or non-approval by the Oyu Tolgoi board of any future necessary additional investment (including by way of debt financing), and the likely consequences on the timing and overall economic value of the OT project, including slowdown on the underground development and significant delays to first sustainable production; the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the funding plan that is the subject of the HOA, as such agreement may be amended or restated, and the amount of any additional future funding gap to complete the OT project as well as the amount and potential sources of additional funding required therefor; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of the OT project; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at OT.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as OT. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although OT has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2020 (“AIF”), as supplemented by the “Risks and Uncertainties” section in the Company’s management’s discussion and analysis for the third quarter ended September 30, 2021 (“MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com